Item 77C.

a. A Special Meeting of Shareholders was held on March 18, 2011

b. N/A

c. To approve the liquidation and termination of the Kinetics Tactical Paradigm Fund as set forth in a Plan of Liquidation and Termination adopted by the Board of Directors of the Company.

       No. of Shares  % of Outstanding Shares % of Shares voted
Affirmative
65,669.324
62.010%
100.000%
Against
..000
0.000%
0.000%
Abstain
..000
0.000%
0.000%
TOTAL
65,669.324
62.010%
100.000%

d. N/A